                                                Filed Pursuant to Rule 424(b)(2)
                                     (Registration Nos. 333-04389 and 333-52061)

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 18, 1996)

                                                               [LOGO]
ENGELHARD CORPORATION

$120,000,000
6.95% NOTES DUE 2028

INTEREST PAYABLE JUNE 1 AND DECEMBER 1

ISSUE PRICE: 99.501%

Interest on the 6.95% Notes due 2028 (the "Notes") is payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1998. The Notes may be redeemed at any time at the option of Engelhard Corporation ("Engelhard" or the "Company"), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus 15 basis points plus, in each case, accrued interest thereon to the date of redemption. See "Description of Notes -- Optional Redemption" herein.

The Notes will be represented by a Global Security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of owners). Except as described in the accompanying Prospectus, Notes in certificated form will not be issued. See "Description of Securities -- Global Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------
                             PRICE TO              UNDERWRITING          PROCEEDS TO
                             PUBLIC (1)            DISCOUNT (2)          COMPANY (1)(3)
---------------------------------------------------------------------------------------------
Per Note                     99.501%               .875%                 98.626%
---------------------------------------------------------------------------------------------
Total                        $119,401,200          $1,050,000            $118,351,200
---------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 2, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.

(3) Before deducting expenses payable by the Company estimated at $100,000.

The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about June 2, 1998 through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.

            MERRILL LYNCH & CO.

                        SALOMON SMITH BARNEY

                                    CHASE SECURITIES INC.

May 28, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. Investors should be aware of factors that could cause the Company's actual results to vary materially from those projected in the forward-looking statements. These factors include, but are not limited to, global economic trends; competitive pricing or product development activities; markets, alliances and geographic expansions developing differently than anticipated; government legislation and/ or regulation (particularly on environmental issues); and technology, manufacturing and legal issues.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
                                           PROSPECTUS SUPPLEMENT

The Company................................................................................................        S-3
Recent Developments........................................................................................        S-4
Ratio of Earnings to Fixed Charges.........................................................................        S-5
Use of Proceeds............................................................................................        S-5
Selected Historical Financial Information..................................................................        S-6
Description of Notes.......................................................................................        S-7
Underwriting...............................................................................................        S-9
Legal Opinions.............................................................................................       S-10

                                                PROSPECTUS

Available Information......................................................................................          2
Incorporation of Certain Documents by Reference............................................................          2
The Company................................................................................................          3
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges.........................................................................          4
Description of Securities..................................................................................          4
Description of Capital Stock...............................................................................         12
Plan of Distribution.......................................................................................         13
Legal Matters..............................................................................................         14
Experts....................................................................................................         14

                                  THE COMPANY

Engelhard develops, manufactures and markets technology-based performance products and engineered materials for a wide spectrum of industrial customers, and provides services to precious and base metals customers and markets energy-related services. The Company operates on a worldwide basis with corporate and operating headquarters and principal manufacturing facilities and mineral reserves in the United States with other operations conducted in the European Community, the Russian Federation, Canada, the Asia-Pacific region and South America.

The Company's businesses are organized into three segments--Catalysts and Chemicals, Pigments and Additives, and Engineered Materials and Industrial Commodities Management.

The Catalysts and Chemicals segment comprises three business groups: the Environmental Technologies Group, consisting of Automotive Emission Systems, Heavy Duty Power Systems and Process Emission Systems, serving the automotive, off-road vehicle, light and heavy duty truck, aircraft, power generation and process industries; the Petroleum Catalysts Group, serving the petroleum refining industries; and the Chemical Catalysts Group, serving the chemical, petrochemical, pharmaceutical and food processing industries. Environmental technology catalysts are used in applications such as the abatement of carbon monoxide, oxides of nitrogen and hydrocarbons from gasoline, diesel and alternate fueled vehicle exhaust gases to meet emission control standards. These catalysts are also used for the removal of odors, fumes and pollutants generated by a variety of process industries including but not limited to the painting of automobiles, appliances and other equipment; printing processes; the manufacture of nitric acid and tires, in the curing of polymers; and power generation sources. The petroleum refining catalyst products consist of a variety of catalysts and processes used in the petroleum refining industry. The principal products are zeolitic cracking catalysts which are widely used to provide economies in petroleum processing. The chemical catalysts products consist of catalysts and sorbents used in the production of a variety of products or intermediates, including synthetic fibers, fragrances, antibiotics, vitamins, polymers, plastics, detergents, fuels and lube oils, solvents, oleochemicals and edible products.

The Pigments and Additives segment is comprised of performance products based on kaolin and used as coating and extender pigments for the paper industry and mineral based performance additives products. The segment's pearlescent and color specialty pigments and additives businesses serve the plastics, coatings, paint, ink, cosmetics, packaging, and allied industries in a variety of applications. The segment also supplies iridescent films used in an assortment of creative, decorative, packaging and security applications. Minerals based performance additives products are used principally as extender pigments for a variety of purposes in the manufacture of plastic, rubber, ink, ceramic, adhesive products and in paint. The segment also produces a variety of organic and inorganic color and pearlescent and natural pearl pigments for a wide range of applications.

The Engineered Materials and Industrial Commodities Management segment includes the Engineered Materials Group, serving a broad spectrum of industries and the Industrial Commodities Management Group, which is responsible for precious and base metals sourcing and dealing, for managing the precious and base metals requirements of the Company, and for power marketing. The products of the Engineered Materials Group consist of performance products primarily employing metal-based materials such as temperature-sensing devices, precious metals coating and electroplating materials, conductive pastes and powders and brazing alloys. The Industrial Commodities Management Group is responsible for procuring precious and base metals to meet the requirements of the Company's operations and its customers. The Industrial Commodities Management Group also engages in precious and base metals dealing operations with industrial consumers, dealers, central banks, miners and refiners. It also participates in refining of precious metals and marketing of energy-related services.

Engelhard was formed under the laws of Delaware in 1938. The Company's address is 101 Wood Avenue, Iselin, New Jersey 08830, and its telephone number is (732) 205-5000. Unless otherwise indicated or the context otherwise requires, all references to "Engelhard" or the "Company" herein shall be deemed to refer to Engelhard Corporation and its consolidated subsidiaries.

                              RECENT DEVELOPMENTS

Net earnings for the three months ended March 31, 1998 increased 15% to $43.2 million from $37.6 million for the same period in 1997. Diluted earnings per share for the period increased 15% to 30 cents from 26 cents for the same period a year ago. Net sales for the three months ended March 31, 1998 were up 10% to $970.6 million from $884.2 million for the same period in 1997. Sales gains were achieved in all three of Engelhard's business segments. The Catalysts and Chemicals segment generated a 9% increase in operating earnings for the first quarter of 1998 to $38.1 million. The Environmental Technologies Group had higher earnings largely due to increased volumes in Europe and a favorable product mix globally. In the Petroleum Catalysts Group, earnings improved primarily from increased sales volume and a favorable product mix for fluid catalytic cracking catalysts. The Chemical Catalysts Group had lower earnings largely due to timing associated with large, periodic orders. First quarter operating earnings in the Pigments and Additives segment increased 2% to $23.8 million. Earnings from paper pigments increased due to improved manufacturing costs and a favorable product mix. Lower earnings from performance additives reflected an unfavorable product mix, high manufacturing costs resulting from the consolidation of facilities following the Floridin acquisition, and a modest decrease in sales in Asia. These decreases were partially offset by continued volume growth of pearlescent pigments, primarily in the cosmetic markets. In the Engineered Materials and Industrial Commodities Management segment, first quarter operating earnings increased 25% to $17.2 million. The Industrial Commodities Management Group generated higher earnings by continuing to capitalize on unusual market volatility. The Engineered Materials Group had higher earnings primarily due to an increased refining business in Europe and increased demand for metal joining products.

With respect to the fraud involving base-metal inventory held in third-party warehouses in Japan described in the paragraph entitled "Subsequent Event" in Engelhard's Form 10-K for the year ended December 31, 1997, the Company is continuing to pursue recovery of its losses from its insurance carriers and various third parties and recorded a related receivable in the first quarter of 1998. This matter did not have a material effect on earnings in the first quarter of 1998.

On May 1, 1998, the Company acquired the chemical catalysts businesses of Mallinckrodt, Inc. for $210 million in cash. The Company initially financed the acquisition with a combination of commercial paper and bank borrowings. The acquisition will expand the Company's chemical catalysts business. The businesses, with $100 million in annual sales, produce custom and licensed polymerization catalysts, base-metal catalysts, precious-metal catalysts, and maleic-anhydride catalysts. It is anticipated that the acquisition will be slightly accretive to earnings and provide positive cash flow in the first full year of operation. See"Use of Proceeds" herein.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. In the calculation of the Company's ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest) and "fixed charges" consist of interest expense, including the interest portion of rental obligations deemed representative of the interest factor.

 THREE MONTHS ENDED                          YEARS ENDED DECEMBER 31,
---------------------  --------------------------------------------------------------------
   MARCH 31, 1998          1997          1996          1995          1994          1993
---------------------  ------------  ------------  ------------  ------------  ------------
        5.25             3.36 (a)        5.35          6.09          6.86          (b)

(a) Earnings in 1997 were negatively impacted by special and other charges of $149.6 million for a variety of events. Without such charges, the ratio of earnings to fixed charges would have been 5.94.

(b) Earnings in 1993 were insufficient to cover fixed charges by $5.6 million. Earnings in 1993 were negatively impacted by a special charge of $148 million for the realignment and consolidation of businesses and environmental matters. Without such charge, the ratio of earnings to fixed charges would have been 8.83.

                                USE OF PROCEEDS

The net proceeds from the sale of the Notes are estimated to be approximately $118.3 million. The Company expects to use the net proceeds from this offering of the Notes to repay a portion of the Company's indebtedness incurred to finance the acquisition of the chemical catalysts businesses of Mallinckrodt, Inc. Such indebtedness consists of commercial paper and short-term bank borrowings, which bear interest at rates based on LIBOR. See "Underwriting."

                   SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected financial information for the Company for each of the fiscal years in the five year period ended December 31, 1997 and for the three month periods ended March 31, 1998 and 1997. The selected financial information for the five year periods has been derived from the Company's audited consolidated financial statements. Such information is contained in and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Annual Reports on Form 10-K for such years. The selected financial information for the three month periods has been derived from the Company's unaudited interim financial statements, which in the opinion of the Company's management include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations of the Company for these periods. Operating results and balance sheet information for and at the three months ended March 31, 1998 are not necessarily indicative of the operating results or financial condition that may be expected for the full year. The three month information is contained in and should be read in conjunction with the Company's Quarterly Reports on Form 10-Q for such periods.

                                   THREE MONTHS
                                 ENDED MARCH 31,                          YEARS ENDED DECEMBER 31,
                             ------------------------  ---------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                    ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Net Sales................     $970,553     $884,212   $3,630,653   $3,184,431   $2,840,077   $2,385,802   $2,150,865
  Cost of sales............      821,598      742,476    3,030,717    2,671,377    2,379,474    1,970,563    1,794,438
  Selling, administrative
    and other expenses.....       78,741       76,975      327,820      255,460      244,660      244,611      213,018
  Special charge
    (credit)...............           --           --       86,000           --           --      (8,000)      148,000
  Equity in earnings
    (losses) of
    affiliates.............        4,405        1,352     (47,833)      (5,008)          695          632        3,433
  Interest expense, net....       12,326       12,667       52,776       45,009       31,326       21,954       13,696
  Net earnings.............       43,169       37,626       47,778      150,447      137,521      117,980          672

BALANCE SHEET DATA
  Working capital..........     $(6,246)     $116,447      $15,036     $115,332     $113,635      $81,039      $53,843
  Property, plant and
    equipment, net.........      810,446      745,556      788,178      744,655      609,540      540,361      494,440
  Total assets.............    2,645,129    2,425,467    2,586,323    2,490,504    1,943,309    1,777,774    1,436,178
  Long-term debt...........      382,171      375,164      373,574      375,075      211,533      111,762      112,240
  Shareholders' equity.....      791,773      837,470      785,260      833,156      737,742      614,735      531,318

OTHER DATA
  Cash dividends paid per
    share..................        $0.10        $0.09        $0.38        $0.36        $0.35        $0.30        $0.28
  Current ratio............          1.0          1.1          1.0          1.1          1.1          1.1          1.1
  Capital spending.........      $31,824      $20,461     $136,945     $128,195     $147,704      $97,531     $107,088
  Depreciation, depletion
    and amortization.......       22,384       21,040       88,066       74,871       65,450       69,104       68,177
  Net cash provided by
    operating activities...      190,528      139,308      196,548       24,759      133,811       16,116       93,282

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, supersedes the description of the general terms and provisions of the Securities (as defined in the accompanying Prospectus) set forth under the heading "Description of Securities" in the accompany Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the same meanings assigned to such terms in the accompanying Prospectus.

GENERAL

The Notes offered hereby will be unsecured general obligations of the Company and will constitute a series of Debt Securities to be issued under the Senior Indenture referred to in the accompanying Prospectus. The Notes will be limited to $120 million aggregate principal amount, will mature on June 1, 2028, will be redeemable prior to maturity by the Company as provided below and will not be subject to any sinking fund. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus Supplement from June 2, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on June 1 and December 1 of each year (each, an "Interest Payment Date"), commencing December 1, 1998, to the Person in whose name the Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes are to be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by the Company.

"Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc., Merrill Lynch Government Securities Inc., Salomon Brothers Inc, Chase Securities Inc. and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

GLOBAL SECURITIES

The Notes initially will be issued as Global Securities and will not be available in certificated form except in limited circumstances. See "Description of Securities--Global Securities" in the accompanying Prospectus for additional information concerning the Notes, the Indenture, and the book-entry system. The Depository Trust Company ("DTC") will be the Depositary with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Notes will be made by the Underwriters (as defined below) in immediately available funds. All payments of principal, premium, if any, and interest will be made by the Company in immediately available funds to the Depositary in the City of New York. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the Notes will therefore settle in immediately available funds.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Company's Underwriting Agreement Basic Provisions and the Terms Agreement, dated the date hereof (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                                                        PRINCIPAL
UNDERWRITER                                                                                        AMOUNT OF NOTES
-------------------------------------------------------------------------------------------------  ---------------
J.P. Morgan Securities Inc.......................................................................   $  40,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................................      30,000,000
Salomon Brothers Inc.............................................................................      30,000,000
Chase Securities Inc.............................................................................      20,000,000
                                                                                                   ---------------
    Total........................................................................................   $ 120,000,000
                                                                                                   ---------------
                                                                                                   ---------------

Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Notes if any are taken.

The Underwriters propose to offer the Notes directly to the public initially at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market for the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

It is expected that substantially all of the net proceeds from the sale of the Notes will be used to repay loans made to the Company by affiliates of J.P. Morgan Securities Inc. and Chase Securities Inc. See "Use of Proceeds". Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to a particiapting underwriter or any of its affiliates. Therefore, the offering of the Notes is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, are engaging and may in the future engage in commercial banking and/or investment banking transactions with the Company and its affiliates.

                                 LEGAL OPINIONS

Certain legal matters in connection with the Notes will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and for the Underwriters by Brown & Wood LLP, New York, New York.

                                  $350,000,000
                             ENGELHARD CORPORATION
                                DEBT SECURITIES

                               ------------------

    Engelhard Corporation ("Engelhard" or the "Company") may offer, from time to time, in one or more series, its unsecured senior debt securities (the "Senior Debt Securities") and its unsecured subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"). The Debt Securities may be redeemable for, exchangeable or convertible into shares of Common Stock, par value $1.00 per share ("Common Stock"), and, to the extent applicable, references herein to the Debt Securities also include a reference to Common Stock issuable upon any such redemption, conversion or exchange. The Debt Securities will have a maximum aggregate offering price of $350,000,000 (or the equivalent thereof in one or more foreign or composite currencies) and will be offered on terms to be determined by market conditions at the time of sale. The Debt Securities may be offered separately or together, in separate series, in amounts and at prices and on terms to be set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, the specific terms of the Debt Securities in respect of which this Prospectus is being delivered, and whether such Debt Securities will be listed on a national securities exchange, will be set forth in an accompanying Prospectus Supplement.

    The Senior Debt Securities, if issued, will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company, and the Subordinated Debt Securities, if issued, will be unsecured and subordinated to all present and future Senior Indebtedness (as defined) of the Company. See "Description of Securities."

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities may be sold directly, through agents from time to time or through underwriters and/or dealers. If any agent of the Company or any underwriter is involved in the sale of the Debt Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JULY 18, 1996.

    No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer, or agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy Debt Securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 15th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange and such material can also be inspected at the office of such exchange at 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Debt Securities covered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities covered by this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and its Current Report on Form 8-K filed on June 7, 1996, as amended by Form 8-K/A filed on July 12, 1996. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents that this Prospectus incorporates). Written or oral requests should be directed to: Investor Relations, Engelhard Corporation, 101 Wood Avenue, Iselin N.J. 08830, telephone number (908) 205-6000.

                                  THE COMPANY

    Engelhard develops, manufactures and markets technology-based specialty chemical products and engineered materials for a wide spectrum of industrial customers, and provides services to precious and base metals customers and markets energy-related services. The Company operates on a worldwide basis with corporate and operating headquarters and principal manufacturing facilities and mineral reserves in the United States with other operations conducted in the European Community, the Russian Federation and the Asia-Pacific region.

    The Company's businesses are organized into three segments -- Catalysts and Chemicals, Pigments and Additives, and Engineered Materials and Industrial Commodities Management (formerly Precious Metals Management).

    The Catalysts and Chemicals segment comprises three principal product groups: the Environmental Technologies Group, consisting of Automotive Emission Systems, Heavy Duty Power Systems and Process Emission Systems, serving the automotive, light and heavy duty truck, aircraft, off-road vehicle, power generation and process industries; the Petroleum Catalysts Group, serving the petroleum refining industries; and the Chemical Catalysts Group, serving the chemical, petrochemical, pharmaceutical and food processing industries. Environmental technology catalysts are used in applications such as the abatement of carbon monoxide, oxides of nitrogen and hydrocarbons from gasoline, diesel and alternate fueled vehicle exhaust gases to meet emission control standards. These catalysts are also used for the removal of odors, fumes and pollutants generated by a variety of process industries including but not limited to the painting of automobiles, appliances and other equipment; printing processes; the manufacture of nitric acid and tires, in the curing of polymers; and power generation sources. The petroleum refining catalyst products consist of a variety of catalysts and processes used in the petroleum refining industry. The principal products are zeolitic fluid cracking catalysts which are widely used to provide economies in petroleum processing. The chemical catalysts products consist of catalysts and sorbents used in the production of a variety of products or intermediates, including synthetic fibers, fragrances, antibiotics, vitamins, polymers, plastics, detergents, fuels and lube oils, solvents, oleochemicals and edible products.

    The Pigments and Additives segment comprises two principal product groups: the Paper Pigments and Chemicals Group, serving the paper industry and the Specialty Minerals and Colors Group, serving the plastics, coatings, paint and allied industries. Paper pigments and chemicals products consist primarily of coating and extender pigments. Specialty minerals and colors kaolin based products are used as pigments and extenders for a variety of purposes in the manufacture of plastic, rubber, ink, ceramic, adhesive products and in paint.

    The Engineered Materials and Industrial Commodities Management segment includes the Engineered Materials Group, serving a broad spectrum of industries and the Industrial Commodities Management Group, which is responsible for precious and base metals sourcing and dealing, for managing the precious and base metals requirements of the Company and its customers, and for power marketing. The products of the Engineered Materials Group consist primarily of metal-based materials such as temperature-sensing devices, precious metals coating and electroplating materials, conductive pastes and powders and brazing alloys. In June 1995, the Company formed a 50/50 joint venture with CLAL, a Paris-based precious metal fabricator. The joint venture combined most of the assets of the Engineered Materials business with CLAL. The Industrial Commodities Management Group is responsible for procuring precious and base metals to meet the requirements of the Company's operations and its customers. The Industrial Commodities Management Group also engages in precious and base metals dealing operations with industrial consumers, dealers, central banks, miners and refiners. It also participates in refining of precious metals and marketing of energy-related services.

    Engelhard was organized under the laws of the State of Delaware in 1938. The Company's address is 101 Wood Avenue, Iselin, New Jersey 08830, and its telephone number is (908) 205-6000.

Unless otherwise indicated or the context otherwise requires, all references to "Engelhard" or the "Company" herein shall be deemed to refer to Engelhard Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

    Except as otherwise described in the accompanying Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used by the Company for general corporate purposes, which may include the reduction of outstanding indebtedness, working capital increases, capital expenditures and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. In the calculation of the Company's ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest) and "fixed charges" consist of interest expense, including the interest portion of rental obligations deemed representative of the interest factor.

 THREE MONTHS ENDED                    YEAR ENDED DECEMBER 31,
---------------------  -------------------------------------------------------
   MARCH 31, 1996        1995       1994        1993        1992       1991
---------------------  ---------  ---------     -----     ---------  ---------
           5.28             6.05       6.79          (a)       7.26       5.45

(a) For fiscal 1993, earnings were insufficient to cover fixed charges by approximately $8.3 million. Earnings in 1993 were negatively impacted by a charge of approximately $148 million for the realignment and consolidation of businesses and environmental matters. Without such charge, the ratio of earnings to fixed charges for fiscal 1993 would have been 7.14.

                           DESCRIPTION OF SECURITIES

    Senior Debt Securities may be issued from time to time in one or more series under an indenture (the "Senior Indenture"), between the Company and The Chase Manhattan Bank (the "Senior Trustee"). The Senior Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Subordinated Debt Securities may be issued from time to time in one or more series under an indenture (the "Subordinated Indenture") between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Subordinated Trustee"). The Subordinated Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees." The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions therein of certain terms, copies of which are included or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used herein and not defined shall have the meanings assigned to them in the relevant Indenture. The particular terms of the Debt Securities and any variations from such general provisions applicable to any series of Debt Securities will be set forth in the Prospectus Supplement with respect to such series.

GENERAL

    Each Indenture provides for the issuance of Debt Securities in one or more series with the same or various maturities at par or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities ("Discounted Securities") will be described in the Prospectus Supplement relating thereto. Neither Indenture limits the amount of Debt Securities that can be issued thereunder. Reference is made to the Prospectus Supplement for the following terms, if applicable, of the Debt Securities offered thereby: (1) the designation, aggregate principal amount, currency or composite currency and denominations; (2) the price at which such Debt Securities will be issued; (3) any index, formula or other method used for determining amounts of principal or interest payable on the Debt Securities; (4) the maturity date and other dates, if any, on which principal will be payable; (5) the interest rate or rates (which may be fixed or variable), if any, and the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest; (6) the manner of paying principal or interest; (7) the place or places where principal and interest will be payable; (8) the terms of any mandatory or optional redemption by the Company; (9) the terms of any repayment at the option of holders; (10) whether such Debt Securities are to be issuable as registered Debt Securities, bearer Debt Securities, or both, and whether and upon what terms registered Debt Securities may be exchanged for bearer Debt Securities and vice versa; (11) whether such Debt Securities are to be represented in whole or in part by a Debt Security in global form and, if so, the identity of the depositary ("Depositary") for any global Debt Security; (12) any tax indemnity provisions; (13) if the Debt Securities provide that payments of principal or interest may be made in a currency other than that in which Debt Securities are denominated, the manner for determining such payments; (14) the portion of principal payable upon acceleration of a Discounted Security; (15) whether and upon what terms Debt Securities may be defeased; (16) any events of default or restrictive covenants in addition to or in lieu of those set forth in the applicable Indenture; (17) provisions for electronic issuance of Debt Securities or for Debt Securities in uncertificated form; (18) the terms, if any, upon which the Debt Securities will be convertible into or exchangeable for Common Stock of the Company; and (19) any additional provisions or other terms not inconsistent with the provisions of the applicable Indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations or advisable in connection with the marketing of the Debt Securities.

RANKING OF DEBT SECURITIES

    The Senior Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. "Senior Indebtedness" of the Company is defined to mean the principal of (and premium, if any) and interest on (a) any and all indebtedness and obligations of the Company (including indebtedness of others guaranteed by the Company), whether or not contingent and whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, which (i) are for money borrowed; (ii) are evidenced by any bond, note, debenture or similar instrument; (iii) represent the unpaid balance on the purchase price of any property, business, or asset of any kind; (iv) are obligations of the Company as lessee under any and all leases of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) are reimbursement obligations of the Company with respect to letters of credit; and (b) any deferrals, amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of the types referred to above; provided that Senior Indebtedness shall not include (i) Subordinated Debt Securities; (ii) any indebtedness or obligation of the Company which, by its express terms or the express terms of the instrument creating or evidencing it, is not superior in right of payment to the Subordinated Debt Securities; or (iii) any indebtedness or obligation incurred by the Company in connection with the purchase of assets, materials or services in the ordinary course of business and which constitutes a trade payable. The Subordinated Indenture does not contain any limitation on the amount of Senior Indebtedness which may be hereafter incurred by the Company. In the event of any default in the payment of the principal of, or interest on, any Senior Indebtedness in an aggregate principal amount of at least $50,000,000 or any default permitting the acceleration of Senior Indebtedness in an aggregate amount of at least $50,000,000 where notice of such default has been given to the Company, no payment with respect to the principal of or interest on the Subordinated Debt Securities will be made by the Company unless and until such default has been cured or waived. Upon any payment or distribution of the Company's assets to creditors of the Company in a liquidation or dissolution of the Company, or in a reorganization, bankruptcy, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or premium, if any, or interest on the Subordinated Debt Securities. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Subordinated Debt Securities.

COVENANTS

    The Senior Indenture contains, among others, the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Senior Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

    LIMITATIONS ON LIENS AND ENCUMBRANCES. The Company covenants that it will not nor will it permit any Subsidiary, directly or indirectly, to incur or create any Lien on any property, assets or stock now owned or hereafter acquired by the Company or any of its Subsidiaries without equally and ratably securing all series of Senior Debt Securities then outstanding with the indebtedness secured by such Lien, other than: (a) Liens for taxes or assessments and similar charges either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings and as to which the Company or such Subsidiary, as the case may be, shall have set aside on its books adequate reserves; (b) Liens incurred or pledges and deposits made in connection with workmen's compensation, unemployment insurance, old-age pensions and social security benefits or securing the performance of bids, tenders, leases, contracts (other than for obligations incurred in connection with the borrowing of money or the obtaining of advances or credit), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business; (c) materialmen's, mechanics', repairmen's, employees', operators' or other similar Liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of any property of the Company or any Subsidiary which have not at the time been filed pursuant to law and any such Liens and charges incidental to construction, maintenance or operation of any property of the Company or any Subsidiary, which, although filed, relate to obligations not yet due or the payment of which is being withheld as provided by law, or to obligations the validity of which is being contested in good faith by appropriate proceedings; (d) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, Liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under or asserted by a landlord or owner of the leased property, with or without consent of the lessee), which will not individually or in the aggregate interfere materially with the use or operation by the Company or any Subsidiary of the property affected thereby for the purposes for which such property was acquired or is held by the Company or any Subsidiary; (e) Liens created by or resulting from any litigation or proceeding which is being contested in good faith by appropriate proceedings and as to which levy and execution have been stayed and continue to be stayed; (f) Liens consisting of repurchase agreements, swaps or other obligations entered into in the ordinary course of business relating to precious metals purchased, borrowed or otherwise held by the Company or any Subsidiary; (g) Liens incidental to the conduct of its business or the ownership of its property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of the property or assets subject thereto or materially impair the use thereof in the operation of its business; (h) Liens on property or assets of a Subsidiary to secure obligations of such Subsidiary to the Company or another Subsidiary; (i) Liens arising in connection with letter of credit trade transactions, provided that the Company or its Subsidiary, as the case may be, discharges within 60 days its obligation to pay the indebtedness to banks arising from payments made by such banks under such letters of credit; and (j) other Liens, provided that the aggregate of all properties and assets of the Company and the Subsidiaries which are subject to or affected by such Liens and which would properly be classified as assets on a consolidated balance sheet prepared in accordance with generally accepted accounting principles as in effect on the date of the Senior Indenture (including all leases (other than leases of office space and leases of research and development facilities, if any) that would be required to be reflected as capital leases pursuant to such principles) does not at any time have a value on the books of the Company and its Subsidiaries in excess of 25% of the Consolidated Tangible Net Worth of the Company and its Subsidiaries calculated for the quarter most recently ended.

    LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS. The Company covenants that it will not, and will not permit any Significant Subsidiary to, directly or indirectly, sell or transfer (other than to the Company or a Significant Subsidiary) any Principal Property with the intention that the Company or any Significant Subsidiary take back a lease thereof which (i) has a term of more than three years or (ii) is renewable at the option of the Company or such Significant Subsidiary for an aggregate period or periods of more than three years from the date of commencement thereof unless (a) the Company promptly gives notice thereof to the Senior Trustee, and either (b) the Principal Property owned by the Company or a Significant Subsidiary immediately prior to such sale could have been subjected to a Lien to secure indebtedness without being required to equally and ratably secure Senior Debt Securities pursuant to the limitations described under "Limitations on Liens and Encumbrances" or (c) the net proceeds of such sale are applied within 270 days either before or after the effective date of any such transaction (i) to the retirement of indebtedness of the Company or any Subsidiary (other than securities of any series at the time outstanding) or (ii) to the redemption of Senior Debt Securities of any series at the time outstanding, if permissible under the Indenture and the terms of Securities of such series, at a redemption price equal to the principal amount thereof plus the then applicable premium, if any, together with accrued interest, if any, or (iii) to the purchase of property, securities or other assets having a value at least equal to the net proceeds of such sale, or (d) the Company shall deliver to the Senior Trustee for cancellation Senior Debt Securities of any series at the time outstanding in an aggregate principal amount at least equal to the net proceeds of such sale (less any amounts applied in accordance with clause (c)).

    CERTAIN DEFINITIONS. The term "Consolidated Tangible Net Worth" means the excess of (i) the consolidated net book value of the assets of the Company and its Subsidiaries (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, permits, goodwill and other intangible assets classified as such in accordance with generally accepted accounting principles as in effect on the date of the Senior Indenture) after all appropriate deductions in accordance with generally accepted accounting principles as in effect on the date of the Senior Indenture (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization) plus the amount, if any, by which the market value of precious metals inventories and investments exceeds the carrying value of those metals on the consolidated books of account of the Company over (ii) the consolidated liabilities (including tax and other proper accruals but excluding the accumulated postretirement benefit obligation resulting from the application of the provisions of FAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions") of the Company and its Subsidiaries, in each case computed and consolidated in accordance with generally accepted accounting principles as in effect on the date of the Senior Indenture. The term "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind whatsoever (including any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction), but in no event shall "Lien" include any defeasance pursuant to Article 8 of the Senior Indenture. The term "Principal Property" means, with certain exceptions, any manufacturing plant or warehouse owned at the date hereof or hereafter acquired by the Company or any Significant Subsidiary which is located within the United States and the gross book value of which (before deduction of any applicable depreciation reserves) is in excess of 5% of the Company's Consolidated Tangible Net Worth. The term

"Significant Subsidiary" shall have the meaning assigned to such term in Regulation S-X promulgated under the Securities Act of 1933, as amended. The term "Subsidiary" means any corporation, association or other business entity, a majority (by number of votes) of the voting stock or control of which is at the time owned or controlled by the Company or another Subsidiary of the Company.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement relating to such series. Global Securities will be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in permanent form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("Participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities, by certain agents of the Company or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary with respect to Participants' beneficial interests. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such ownership limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security, or its nominee, is the holder of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

    Principal, premium, if any, and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered holder of the Global Security representing such Debt Securities. The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants. None of the Company, the Trustee for such

Debt Securities or any paying agent or any registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as a Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Debt Securities representing the Debt Securities of such series represented by one or more Global Securities.

INTEREST AND FOREIGN CURRENCY

    Principal, premium, if any, and interest will be payable, and the Debt Securities will be transferable, in the manner described in the Prospectus Supplement relating to such Debt Securities. If the principal of, or premium, if any, or any interest on, any of the Debt Securities is payable in any foreign or composite currency, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign or composite currency will be specified in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    The Indentures provide that the Company may not consolidate with or merge into any other person or transfer all or substantially all of its assets to any person, unless (i) the person is organized under the laws of the United States or a State thereof, (ii) the person assumes by supplemental indenture all obligations of the Company under the applicable Indenture and the Debt Securities and any coupons issued under such Indenture; (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or passage of time would become an Event of Default, exists; and
(iv) if, as a result of any such transaction, any property or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Senior Indenture, then the Company or such person, as the case may be, secures the Senior Debt Securities equally and ratably with or prior to all obligations secured by such Lien. The successor shall be substituted for the Company and thereafter all obligations of the Company under the applicable Indenture and the Debt Securities issued under such Indenture shall terminate.

EVENTS OF DEFAULT

    The following shall constitute Events of Default with respect to Debt Securities of any series: (i) default for a period of 30 days in payment of any interest on the Debt Securities of that series when due; (ii) default in payment of principal of (or premium, if any, on) the Debt Securities of that series when due (whether at maturity, upon redemption or otherwise or in the making of any required sinking fund payment); (iii) default in performance of any other covenant, condition or agreement in the Debt Securities of that series or in the applicable Indenture continued for 60 days after written notice as provided in the Indenture; (iv) a default under any instrument or other evidence of indebtedness for money borrowed by the Company (including a default with respect to Debt Securities of any series other than that series) or under any instrument (including the applicable Indenture) under which there may be issued or by which there may be evidenced or secured any indebtedness for money borrowed by the Company, which default shall involve an amount in excess of $50,000,000 and shall constitute a failure to pay such indebtedness when due and payable after the expiration of any grace period and shall have resulted in the acceleration of such indebtedness, if such accelerated indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; and (v) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default with respect to Debt Securities of any series at the time outstanding shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal and accrued interest of all of the Debt Securities of that series to be due and payable immediately.

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    Each Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to holders of the Debt Securities of the series with respect to which a default has occurred notice of all uncured defaults known to it; but, except in the case of a default in the payment of principal or interest on Debt Securities of that series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

    Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of the series with respect to which a default has occurred before proceeding to exercise any right or power under such Indenture at the request of such holders. Subject to such right of indemnification, each Indenture provides that the holders of a majority in principal amount of the outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee with respect to such series.

    The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the applicable Indenture.

MODIFICATION OF INDENTURES

    Unless the resolution establishing the terms of a series otherwise provides, the applicable Indenture and the Debt Securities of any series may be amended and any default may be waived as follows: the Debt Securities and the applicable Indenture may be amended with the consent of holders of a majority in principal amount of the Debt Securities of all series affected voting as one class. A default with respect to the Debt Securities of a series may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of such series. However, without the consent of each holder affected, no amendment or waiver may (1) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any Debt Security, (3) change the fixed maturity of any Debt Security, (4) reduce the principal of any non-Discounted Security or reduce the amount of principal of any Discounted Security that would be due on acceleration thereof, (5) change the currency in which principal or interest on a Debt Security is payable, (6) waive any default in payment of interest on or principal of a Debt Security or (7) change certain provisions of the applicable Indenture regarding waiver of past defaults and amendments with the consent of holders other than to increase the principal amount of Debt Securities required to consent. Without the consent of any holder, the applicable Indenture or the Debt Securities may be amended to cure any ambiguity, omission, defect or inconsistency; to provide for the assumption of Company obligations to holders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions in the applicable Indenture not apply to a series of Debt Securities not previously issued; to create a series and establish its terms; to provide for a separate Trustee for one or more series; or to make any change that does not materially adversely affect the rights of any holder.

DEFEASANCE

    Debt Securities of a series may be defeased in accordance with their terms and, unless the resolution establishing the terms of the series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations with respect to the defeasance trust, bearer securities, securityholder lists, compensation and indemnity and replacement of the Trustee and obligations to register the transfer or exchange of a Debt Security, to replace destroyed, lost or stolen Debt Securities and to maintain agencies in respect of the Debt Securities) with respect to the Debt Securities of a series and the applicable Indenture ("legal defeasance"). The Company at any time may terminate its obligations with respect to the Debt Securities of a series under the covenants described under "Covenants" ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, the Debt Securities of a series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, the Debt Securities of a series may not be accelerated as a result of noncompliance with the covenants described under "Covenants."

    To exercise either option as to the Debt Securities of a series, the Company must irrevocably deposit in the trust (the "defeasance trust") with the applicable Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Debt Securities of the series to redemption or maturity and must comply with certain other conditions. In particular, if the defeasance occurs more than twelve months prior to the earlier of the maturity or the date fixed for redemption of the series to be defeased, the Company must obtain an opinion of tax counsel that the defeasance will not result in recognition for Federal income tax purposes of any gain or loss to holders of the Debt Securities of the series. "U.S. Government Obligations" are direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in such obligations.

CONVERSION RIGHTS OF DEBT SECURITIES

    If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, holders of such series of Debt Securities will be entitled, at any time prior to the date set forth in the Prospectus Supplement relating to such series, subject to prior redemption, to convert such Debt Securities or portions thereof (which are $1,000 or integral multiples thereof) into or for Common Stock of the Company, at the conversion rate stated in the Prospectus Supplement, subject to adjustment as described below or in the applicable Prospectus Supplement. The right to convert Debt Securities called for redemption will terminate at the close of business on the redemption date, and will be lost if not exercised prior to that time unless the Company defaults in making the payments due upon redemption.

    To convert a Debt Security, a holder must (i) complete and manually sign the conversion notice (the "Conversion Notice") on the back of the Debt Security (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent or any other office or agency maintained for such purpose, (ii) surrender the Debt Security to the Conversion Agent or at such other office or agency by physical delivery, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. The date by which such notice shall have been received and the Debt Security shall have been so surrendered to the Conversion Agent is the Conversion Date. Such Conversion Notice shall be irrevocable and may not be withdrawn by a holder for any reason.

    Unless otherwise provided in the applicable Prospectus Supplement, the conversion rate is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on the Common Stock; subdivisions, combinations and certain reclassifications of Common Stock; the issuance to all holders of Common Stock of shares or certain rights or warrants to subscribe for shares of Common Stock at less than the then current market price per share; and the distribution to all holders of Common Stock of any assets (other than cash dividends paid out of retained earnings) or debt securities or any rights or warrants to purchase assets or debt securities. The Company may also increase the conversion rate at any time, temporarily or otherwise, by any amount so long as the conversion rate does not cause Common Stock to be issued at less than its par value.

    No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% of the conversion rate then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    If any Debt Security is converted between the record date for the payment of interest and the next succeeding interest payment date, such Debt Security must be accompanied by funds equal to the interest payable on such next succeeding interest payment date on the principal amount so converted

(unless such Debt Security shall have been called for redemption during such period, in which case no such payment shall be required), and the interest on the principal amount of the Debt Security being converted will be paid on such next succeeding interest payment date to the registered holder of such Debt Security on the immediately preceding record date. A Debt Security converted on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the Debt Security being converted will be paid on such interest payment date to the registered holder of such Debt Security on the immediately preceding record date, except as otherwise provided above. Subject to the aforesaid right of the registered holder to receive interest, no payment or adjustment will be made on conversion for interest accrued on the converted Debt Security or for dividends on the Common Stock issued on conversion.

GOVERNING LAW
    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL
    The Company is authorized to issue 350,000,000 shares of Common Stock, par value $1.00 per share, and 5,000,000 shares of Preferred Stock, without par value. All outstanding shares of Common Stock are fully paid and non-assessable. As of June 30, 1996, there were 143,883,435 shares of Common Stock outstanding.

COMMON STOCK
    Subject to the rights of the holders of Preferred Stock, the holders of the Common Stock of the Company are entitled to receive dividends from funds legally available therefor when, as and if declared by the Board of Directors, and are entitled upon liquidation to share ratably in all assets of the Company after satisfaction in full of the prior rights of creditors of the Company and holders of any Preferred Stock.

    The holders of the Common Stock are entitled to one vote for each share held on all matters as to which shareholders are entitled to vote. The holders of the Common Stock do not have cumulative voting rights, any preferential or preemptive right with respect to any securities of the Company, or any conversion rights. The Common Stock is not subject to redemption. The outstanding shares of Common Stock are fully paid and non-assessable.

    The Common Stock is listed on the following stock exchanges: New York, Chicago (options), London, Zurich, Basel and Geneva. The transfer agent for the Common Stock is Chemical Mellon Shareholder Services L.L.C.

PREFERRED STOCK
    The Company is authorized to issue 5,000,000 shares of Preferred Stock which may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Company's Board of Directors. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment before any payment is made to holders of Common Stock in the event of any liquidation, dissolution or winding-up of the Company. As of the date of this Prospectus, no shares of Preferred Stock are issued or outstanding.

SUPERMAJORITY VOTING REQUIREMENTS AND CLASSIFIED BOARD OF DIRECTORS
    The Company's Restated Certificate of Incorporation provides that, in order to approve a merger or consolidation with or into, or a sale or other transfer of all or a portion of the assets of the Company other than in the ordinary course of business to, or the issuance or transfer of voting securities of the Company as part of an exchange or acquisition of the securities or assets (including cash) of, any entity which is the beneficial owner of 5% or more of the outstanding shares of the Company entitled to vote in the election of Directors, the affirmative vote of not less than 80% of the outstanding shares of

Common Stock (including at least 50% of the outstanding shares of Common Stock held by stockholders other than such 5% beneficial owner) is required. The foregoing provision would not be applicable if the proposed transaction was approved by a majority of the Board of Directors of the Company who had been duly elected and acting as members of the Board prior to the time such 5% beneficial owner became the beneficial owner of 5% or more of the outstanding shares of Common Stock.

    The Company's Restated Certificate of Incorporation also provides for a classified Board of Directors divided into three classes. All classes shall be as nearly equal in number as possible and no class shall include less than two Directors, with one class of Directors to be elected each year for a three-year term.

    Neither provision described in the foregoing paragraphs can be amended without the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock (including at least 50% of the outstanding shares of Common Stock held by stockholders other than a 5% beneficial owner).

    The Company believes that the classified Board and such 80% voting requirements are desirable to assure continuity in Board membership and in policy formulated by the Board. Such provisions will serve to moderate the pace of any change in control of the Company by extending the time required to elect a majority of the Directors and will better enable the Board to protect the interests of shareholders in the event that any person or corporation should attempt to obtain control of the Company.

    It is recognized, however, that the effect of such provisions is to make it more difficult to change Directors even should this be desired by a majority of the Company's stockholders, and may be to render more difficult or to discourage a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of Company securities.

    The aforementioned 80% voting requirement for approval of specified transactions with 5% beneficial owners, absent Board approval, provides the Board and minority stockholders with a veto power over such transactions. Such provision would be beneficial to Company management when confronted with a hostile tender offer and may deter such offers, thus depriving a stockholder of the opportunity to dispose of his or her shares to a hostile tender offeror at a price substantially in excess of market value. The deterrence of such offers also has the effect of supporting existing management in its present position.

DIRECTORS' LIABILITY
    The Company's Restated Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by Delaware law, no Director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the Director derived an improper personal benefit. The effect of such provisions in the Restated Certificate of Incorporation will be to eliminate the rights of the Company and its stockholders (including through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of fiduciary duty as a Director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities (i) through underwriters or dealers; (ii) through agents; (iii) directly to purchasers; or (iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. The Prospectus Supplement relating to any offering of Debt Securities will set forth their offering terms, including the name or names of any underwriters, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities may be listed.

    If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, at fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered Debt Securities, if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the accompanying Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the accompanying Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the accompanying Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

    Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution by the Company to payments they may be required to make in respect thereof.

    Certain of the underwriters, agents or dealers and their associates may be customers of, or engage in transactions with and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Debt Securities will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

    The consolidated balance sheets of Engelhard as of December 31, 1995 and 1994 and the consolidated statements of earnings, shareholders' equity and cash flows of Engelhard for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheet of Mearl Corporation as of December 31, 1995 and the consolidated statements of income, shareholders' equity and cash flows of Mearl Corporation for the year ended December 31, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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